INSIGHTFULMIND LEARNING, INC.
300-1055 West Hastings Street
Vancouver, British Columbia V6E 2E9
(604) 609-6152

     December 19, 2008

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Larry Spirgel
Assistant Director

RE:	InsightfulMind Learning, Inc.
Form S-1 Registration Statement
Registration No. 333-155206

Dear Mr. Spirgel:

     Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, InsightfulMind Learning, Inc. (the “Company”) requests acceleration of the effective date of its Form S-1 Registration Statement to Wednesday, December 24, 2008, at 1:30 p.m., E.S.T., or as soon thereafter as practicable.

     Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

     Further, no other documents, reports or memoranda have been prepared for external use by the Company.

     The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

*

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

*

the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:    InsightfulMind Learning, Inc.
         Form S-1 Registration Statement
         SEC File 333-155206
December 19, 2008

     The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

     Thank you for your cooperation.

INSIGHTFULMIND LEARNING, INC.

BY:     JEFFERSON THACHUK
           Jefferson Thachuk
           President, Principal Accounting Officer, Principal
           Executive Officer, Principal Financial Officer,
           Secretary, Treasurer and a member of the Board of
           Directors

CCL:jtb

cc: Conrad C. Lysiak